Exhibit 99.9
January 17, 2007 Times Now Media Interview on the Financial Performance of Wipro Limited for the
Quarter ended December 31, 2006.
Interviewee:
Suresh Senapaty, Executive Vice President, Finance & CFO
Times Now: Suresh, I think this is another robust quarter
Suresh Senapaty: Thank you for having me and yes it is absolutely a very good quarter and we are all delighted that against the guidance of $633 million we did about $640.5 million and also we are giving a guidance of about 7% for the next quarter.
The overall growth, I think came from the financial services, manufacturing, also from the energy and utilities, telecom service provider space, and all in all even the BPO has also given a very decent growth of 7%. IT services, we grew about 8.9% and overall 8.8% for the Wipro Technologies part of the business, and most of it has been volume. Actually, volume has been about 9% volume growth. Because of the number of days being lowered in Q3 compared to Q2, we had about 0.4% drop in the realization, which impacted the margins by about 20 basis points, but overall on the number plate I think the coupon rate of pricing is good, stable with a positive bias, but otherwise very good growth.
Apart from Wipro Technologies, we had also good solid growth from Wipro Infotech, the growth was 76% in revenues and EBITDA was about 56%. Similarly, in the Consumer Care business we had about 36% growth and 25% EBITDA growth. Wipro Infrastructure Engineering again a solid quarter, so overall, the contribution has been there in the entire portfolio of the business.
Times Now: Tell us more about your BPO business
Suresh Senapaty: I think (A) so far as BPO is concerned we are into the transformation in terms of trying to do end-to-end projects as apposed to only a voice or only a transaction processing to be able to give SLA based delivery so far as the customer is concerned, and as of now we are making improvements quarter after quarter in terms of doing such end-to-end projects, which we have got up to about 30% now, and it also has given us good customer wins, very good value added work that we will do for the customer, it is giving us an uptake in terms of the pricing environment there also, and the overall operating environment is also improving that is how which has resulted into a margin improvement, steady basis points last quarter, about 7.8% YOY, and you will see BPO growth rates picking up quarter after quarter as we go along.
Times Now: What about acquisitions?
Suresh Senapaty: So far as acquisitions are concerned, as you know we have done a fair bit 7 to 8 acquisitions in the last 6 quarters. The experience has been fairly good. There has been some not done as much as the others and we are learning from our experiences making such amendments to be able to do better. The overall growth in the acquisition has been equal or better than the growth that we have got in the organic area. We have seen an upswing in the operating margins out of the acquisitions, they would be dilutive in a shorter term and eventually after 6 to 8 quarters they will be merged into the stream. So being encouraged in the acquisition we want to continue and stay with that path. You know, if you have looked at we have been in Europe for several years and with that we have always been growing very decent in Europe, and this quarter also we did very well in Europe and that is where our US revenues are about 61.5% and 33% plus is in Europe, and also we are seeing lot of traction is Japan as well as in China. So going forward while we see opportunities in Europe, in Japan, as well as in United States, I think similar kind of traction of the growth rate will continue, so it is not that we want to peg growth in any particular geography, we see opportunities in most of them and we will continue to build on that.

Wipro continues to be playing in that particular space and particularly with the technology infrastructure services portfolio that we have that allows us to play in a much more bigger way, and with respect to that we have already communicated to you some of the wins that we have got and we are seeing some of that realization in the volume growth that we are seeing in the last quarter and going forward that we will see.
Some of the good marquee customer wins were seen in telecom service provider space as well as financial services, which we think will build into large businesses, and some of the large ticket items
Times Now: Thank you Suresh.